UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42300

Baird Medical Investment Holdings Limited

(Registrant’s Name)

Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou,

Peoples Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Minimum Bid Price Deficiency

On November 2, 2026, Baird Medical Investment Holdings Limited (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares of par value of US$0.0001 each (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “BDMD.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until May 3, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 3, 2027, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, together with its proposed plan to regain compliance.

On November 4, 2026, the Company issued a press release entitled “Baird Medical Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Statement Regarding Recent Share Price Volatility

On November 4, 2026, the Company issued a press release regarding recent volatility in the market price of its ordinary shares. A copy of the press release is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference.

The information contained in this Report on Form 6-K, including Exhibit 99.1 and 99.2 hereto, are hereby incorporated by reference into the registration statement of Baird Medical Investment Holdings Limited on the shelf registration statement on Form F-3 (No. 333-296153) to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibits
Exhibit No.	Description
99.1	Press Release Regarding Minimum Bid Price Deficiency
99.2	Press Release Regarding Recent Share Price Volatility

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baird Medical Investment Holdings Limited

	By:	/s/ Haimei Wu
	Name:	Haimei Wu
	Title:	Chairwoman and Chief Executive Officer

Date: November 5, 2026

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